SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)

Hyatt Hotels Corporation

(Name of issuer)

Class A Common Stock, $0.01 par value per share

(Title of class of securities)

448579102

(CUSIP number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, address and telephone number of person authorized to receive notices and communications)

September 3, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 19 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 14 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marshall E. Eisenberg, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,929,258*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,929,258*
11.	Aggregate amount beneficially owned by each reporting person 6,929,258*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 4.0%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution (as defined in the Schedule 13D). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 5.2% of the total voting power of the Common Stock as of July 31, 2010, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 14 Pages

1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bahamian International Business Company
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 921,888*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 921,888*
11.	Aggregate amount beneficially owned by each reporting person 921,888*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.5%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution (as defined in the Schedule 13D). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.7% of the total voting power of the Common Stock as of July 31, 2010, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 14 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) John A. Miller, not individually, but solely as trustee of the trusts listed on Appendix A-3.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,193,250*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,193,250*
11.	Aggregate amount beneficially owned by each reporting person 10,193,250*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 5.9%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution (as defined in the Schedule 13D). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 7.6% of the total voting power of the Common Stock as of July 31, 2010, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 14 Pages

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

The Schedule 13D is amended to replace the defined term “F.L.P. Trust #11M2 Trustee” in all places it appears with the defined term “John A. Miller, as Trustee”.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

(a)-(c) This Schedule 13D is being filed by Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A -1 (the “U.S. Trustee”); CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2 (the “Non-U.S. Trustee”); John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3 (“John A. Miller, as Trustee” and, together with the U.S. Trustee and the Non-U.S. Trustee, the “Reporting Persons”).

Item 2 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 8, 2010, a copy of which is attached as Exhibit 7 to this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On September 3, 2010, John A. Miller, as Trustee, agreed to acquire beneficial ownership of 3,994,393 shares of Class B Common Stock from the trustees of the Linda Pritzker Family Trusts. These shares were acquired in a privately negotiated transaction for the purchase price of $38.00 per share. The acquisition qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by John A. Miller, as Trustee, remained shares of Class B Common Stock following the transaction. These shares of Class B Common Stock were acquired using the trusts’ cash on hand. The parties consummated the transfers on September 8, 2010.

CUSIP No. 448579102	13D	Page 6 of 14 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On September 3, 2010, John A. Miller, as Trustee, agreed to acquire beneficial ownership of 3,994,393 shares of Class B Common Stock from the trustees of the Linda Pritzker Family Trusts. These shares were acquired in a privately negotiated transaction for the purchase price of $38.00 per share. The acquisition qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by John A. Miller, as Trustee, remained shares of Class B Common Stock following the transaction. The parties consummated the transfers on September 8, 2010.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 18,044,396 shares of Class A Common Stock, issuable upon conversion of 18,044,396 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 13.9% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 10.4% of the total number of shares of Common Stock outstanding and 13.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 1 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 1 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. Shares beneficially owned by John A. Miller, as Trustee, are held indirectly by T11M2 HHC, L.L.C. and THHC, L.L.C., both of which are member-managed Delaware limited liability companies formed for the purpose of acquiring the shares. The limited liability companies are wholly owned by one or more of the trusts listed on Appendix A-3 and have no voting or dispositive power with regard to the shares.

Schedule B attached to this Amendment No. 1 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 1 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common

CUSIP No. 448579102	13D	Page 7 of 14 Pages

Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

The acquisition of beneficial ownership of shares of Class B Common Stock by John A. Miller, as Trustee, from the Linda Pritzker Family Trusts did not impact the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

(c) On September 3, 2010, John A. Miller, as Trustee, agreed to acquire beneficial ownership of 3,994,393 shares of Class B Common Stock from the trustees of the Linda Pritzker Family Trusts. These shares were acquired in a privately negotiated transaction for the purchase price of $38.00 per share. The acquisition qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by John A. Miller, as Trustee, remained shares of Class B Common Stock following the transaction. The parties consummated the transfers on September 8, 2010.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 7	Joint Filing Agreement, dated as of September 8, 2010, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2010

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller
Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm
Authorized Signatory*

/s/ John A. Miller
John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3.

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 1 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference.

[Signature Page to Amendment No. 1 to Schedule 13D]

CUSIP No. 448579102	13D	Page 9 of 14 Pages

Appendix A-1

Name of Trusts	Jurisd. of Org.
P.G. Tom Trust M	Illinois
A.N.P. Trust #8M8	Illinois
A.N.P. Trust #12M5	Illinois
LaSalle Trust #13M3	Illinois
Belleview Trust (OR 37) M2	N/A
Bly Trust (OR 38) M2	N/A
Canyonville Trust (OR 39) M2	N/A
Vale Trust (OR 189) M2	N/A
Heppner Trust (OR 190) M2	N/A
Moro Trust (OR 191) M1	N/A
Tillamook Trust (OR 192) M1	N/A
Newman Trust (WA 57) M1	Illinois
Rock Trust (WA 58) M1	Illinois
Roosevelt Trust (WA 59) M1	Illinois
Shannon Trust (WA 60) M1	Illinois
Stevens Trust (WA 61) M1	Illinois
Spectacle Trust (WA 62) M1	Illinois
Galispell Trust (WA 63) M1	Illinois
West Trust (WA 64) M1	Illinois
Lummi Trust (WA 141) M3	Illinois
ShoalwaterTrust (WA 142) M3	Illinois
Hoh Trust (WA 143) M1	Illinois
Quiliayute Trust (WA 144) M3	Illinois
Klickitat Trust (WA 149) M2	Illinois
Willapa Trust (WA 150) M3	Illinois
Snow Trust (WA 151) M2	Illinois
ECI QSST Trust #4M3	Illinois
Don G C. Trust #1M4	N/A
RA G.C. Trust #1M3	Illinois
LaSalle G.G. Trust #2M1	Illinois
A.N.P. Trust #18-Thomas M6	Illinois
LaSalle Trust #42M4	Illinois
ECI QSST Trust #5M2	Illinois
LaSalle Trust #44M3	Illinois
ECI QSST Trust #6M2	Illinois

CUSIP No. 448579102	13D	Page 10 of 14 Pages

Appendix A-2

Name of Trusts	Jurisd. of Org.
Settlement T-551-1FD	Bahamas
T-1740-27FD	Bahamas
Settlement T-2113AFD	Bahamas

CUSIP No. 448579102	13D	Page 11 of 14 Pages

Appendix A-3

Name of Trusts	Jurisd. of Org.
A.N.P. Trust #8M7	Illinois
A.N.P. Trust #12M4	Illinois
A.N.P. Trust #13A-Tom M3	Illinois
A.N.P. Trust #14M4	Illinois
A.N.P. Trust #14M5	Illinois
A.N.P. Trust #11M3	Illinois
A.N.P. Trust #11M4	Illinois
F.L.P. Trust #11M2	Illinois

CUSIP No. 448579102	13D	Page 12 of 14 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.	—	—	6,929,258	5.4%	4.0%	5.2%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	—	—	921,888	0.7%	0.5%	0.7%
John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3.	—	—	10,193,250	7.9%	5.9%	7.6%

[1]

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,456,706 shares of the Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 13 of 14 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.0%	3.0%	3.8%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.6%	2.7%	3.5%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons	—	—	18,044,396	13.9%	10.4%	13.5%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	5,846,633	4.5%	3.4%	4.4%
Trustees of the James N. Pritzker Family Trusts and Other Reporting Persons[9]	8,470	*	7,055,432	5.4%	4.1%	5.3%
Trustees of the John A. Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts and Other Reporting Persons[11]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[12]	—	—	8,584,104	6.6%	4.9%	6.4%

[1]

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,456,706 shares of the Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010 by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010 by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010 by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See Amendment No. 1 to the Schedule 13D filed on September 8, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 14 of 14 Pages

Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[13]	1,651	*	8,731,294	6.7%	5.0%	6.5%
Trustees of the Daniel F. Pritzker Family Trusts[14]	—	—	10,001,457	7.7%	5.8%	7.5%
Trustees of the Anthony N. Pritzker Family Trusts[15]	—	—	9,524,762	7.4%	5.5%	7.1%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[16]	—	—	16,879,919	13.0%	9.7%	12.6%
Trustees of the Jay Robert Pritzker Family Trusts[17]	—	—	9,316,593	7.2%	5.4%	7.0%
Trustee of the Richard Pritzker Family Trusts[18]	—	—	520,587	0.4%	0.3%	0.4%
Pritzker Family Group Totals	10,121	*	104,353,914	80.6%	60.0%	77.9%

*	Less than 1% beneficial ownership
[12]

See the Schedule 13D filed on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010 by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See Amendment No. 1 to the Schedule 13D filed on September 8, 2010 by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010 by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 7

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

Signature Page Follows

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 8th day of September, 2010.

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Schedule 1.

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Schedule 2.

By:	/s/ Schevon Miller
Schevon Miller
Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm
Authorized Signatory*

/s/ John A. Miller
John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Schedule 3.

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Joint Filing Agreement on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference.

[Signature Page to Join Filing Agreement]

Schedule 1

Name of Trusts	Jurisd. of Org.
P.G. Tom Trust M	Illinois
A.N.P. Trust #8M8	Illinois
A.N.P. Trust #12M5	Illinois
LaSalle Trust #13M3	Illinois
Belleview Trust (OR 37) M2	N/A
Bly Trust (OR 38) M2	N/A
Canyonville Trust (OR 39) M2	N/A
Vale Trust (OR 189) M2	N/A
Heppner Trust (OR 190) M2	N/A
Moro Trust (OR 191) M1	N/A
Tillamook Trust (OR 192) M1	N/A
Newman Trust (WA 57) M1	Illinois
Rock Trust (WA 58) M1	Illinois
Roosevelt Trust (WA 59) M1	Illinois
Shannon Trust (WA 60) M1	Illinois
Stevens Trust (WA 61) M1	Illinois
Spectacle Trust (WA 62) M1	Illinois
Galispell Trust (WA 63) M1	Illinois
West Trust (WA 64) M1	Illinois
Lummi Trust (WA 141) M3	Illinois
ShoalwaterTrust (WA 142) M3	Illinois
Hoh Trust (WA 143) M1	Illinois
Quiliayute Trust (WA 144) M3	Illinois
Klickitat Trust (WA 149) M2	Illinois
Willapa Trust (WA 150) M3	Illinois
Snow Trust (WA 151) M2	Illinois
ECI QSST Trust #4M3	Illinois
Don G C. Trust #1M4	N/A
RA G.C. Trust #1M3	Illinois
LaSalle G.G. Trust #2M1	Illinois
A.N.P. Trust #18-Thomas M6	Illinois
LaSalle Trust #42M4	Illinois
ECI QSST Trust #5M2	Illinois
LaSalle Trust #44M3	Illinois
ECI QSST Trust #6M2	Illinois

Schedule 2

Name of Trusts	Jurisd. of Org.
Settlement T-551-1FD	Bahamas
T-1740-27FD	Bahamas
Settlement T-2113AFD	Bahamas

Schedule 3

Name of Trusts	Jurisd. of Org.
A.N.P. Trust #8M7	Illinois
A.N.P. Trust #12M4	Illinois
A.N.P. Trust #13A-Tom M3	Illinois
A.N.P. Trust #14M4	Illinois
A.N.P. Trust #14M5	Illinois
A.N.P. Trust #11M3	Illinois
A.N.P. Trust #11M4	Illinois
F.L.P. Trust #11M2	Illinois